                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        Sodexho Marriott Services, Inc.
                        -------------------------------
                                (Name of Issuer)


                         Common Stock, $1.00 par value
                         -----------------------------
                         (Title of Class of Securities)


                                   833793102
                                   ---------
                                 (CUSIP Number)


                               December 31, 1998
                               -----------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [X] Rule 13d-1(c)

 [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 833793102                SCHEDULE 13G        PAGE    2  of  10   PAGES
         ---------------------                               -----   -----

  (1)     NAME OF REPORTING PERSON    TRANSAMERICA CORPORATION

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  94-0932740

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ x ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                         -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER                  7,486,126*
  OWNED BY                     * See Note to Exhibit A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER                    -0-
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER             7,486,126*
                               * See Note to Exhibit A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    7,486,126*
          * See Note to Exhibit A
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                         12.05%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*                                        HC

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 833793102                 SCHEDULE 13G       PAGE   3   of  10   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON    TRANSAMERICA INSURANCE CORPORATION
                                      OF CALIFORNIA
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  95-2634355

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ x ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION              California

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                         -0-
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER                  4,412,550*
  OWNED BY                     * See Note to Exhibit A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER                    -0-
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER             4,412,550*
                               * See Note to Exhibit A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    4,412,550*
          * See Note to Exhibit A
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                          7.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*                                   HC and IC

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 742674104                 SCHEDULE 13G     PAGE   4   OF  10  PAGES
         ---------------------                             ----    ----

  (1)     NAME OF REPORTING PERSON      TRANSAMERICA INVESTMENT SERVICES, INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  94-1632699

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ x ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION       Delaware

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER                         -0-

  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER                2,131,400
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER                   -0-
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER           2,131,400

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  2,131,400
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                14.41%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*                                      IA

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  833793102                SCHEDULE 13G       PAGE   5  OF  10  PAGES
         ---------------------                              -----   -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
          95-1060502
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     4,412,550* *SEE NOTE TO EXHIBIT A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               4,412,550* *SEE NOTE TO EXHIBIT A
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,412,550* *SEE NOTE TO EXHIBIT A
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.1%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          HC and IC
          ---------------------------------------------------------------------

Item 1(a).       Name of Issuer.

                 Sodexho Marriott Services, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices.

                 10400 Fernwood Road, Bethesda, MD  20817

Item 2(a).       Name of Person Filing.

                 This statement is filed by Transamerica Corporation ("Transamerica"), Transamerica Investment Services, Inc. ("TIS"),
Transamerica Insurance Corporation of California ("TICC") and Transamerica Occidental Life Insurance Company ("Occidental") (collectively, the "Companies").

Item 2(b).       Address of Principal Business Office or, if none, Residence.

                 The address of Transamerica is 600 Montgomery Street, San Francisco, CA 94111. The address of TIS, TICC and Occidental is 1150 South Olive Street, Los Angeles, CA 90015.

Item 2(c).       Citizenship.

                 Transamerica and TIS are Delaware corporations. TICC and Occidental are California corporations.

Item 2(d).       Title of Class of Securities.

                 Common Stock, $1.00 par value ("Common Stock").

Item 2(e).       CUSIP Number.

                 833793102.

Item 3.          Type of Reporting Person.

                 Each of the Companies is filing this statement pursuant to Rule 13d-1(c) and Rule 13d-2(b). TIS is an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940. TICC and Occidental are insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and parent holding companies in accordance with Rule 13d-1(b)(1)(ii)(G). Transamerica is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).


Item 4.          Ownership.

                 Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this statement, which items are incorporated by reference herein.

Item 5.          Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.          Ownership of More Than Five Percent on Behalf of Another
                 Person.

                 Transamerica may be deemed to be the beneficial owner of 7,486,126 shares of Common Stock, of which 1,100,000 shares are owned directly by Transamerica. The remaining 6,386,126 shares, including 1,888,576 shares owned for the benefit of non-affiliate investment advisory clients of TIS, are beneficially owned by direct and indirect subsidiaries of Transamerica.*

                 TIS is deemed to be the beneficial owner of 7,486,126 shares of Common Stock pursuant to separate arrangements whereby TIS acts as investment adviser to certain individuals and entities, including Occidental and Occidental's subsidiaries Transamerica Life Insurance and Annuity Company ("TALIAC") and Transamerica Life Insurance Company of Canada ("TLIC Canada"), all of which are insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and are subsidiaries of Transamerica. Occidental, TALIAC and TLIC Canada directly own 2,353,500, 2,052,350 and 6,700 shares of Common Stock, respectively. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

                 TICC may be deemed to be the beneficial owner of the 4,412,550 shares of Common Stock beneficially owned by its subsidiary, Occidental, and by its indirect subsidiaries, TALIAC and TLIC Canada.

                 To the knowledge of the Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                 *See Note to Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Transamerica, which is a parent holding company under Rule 13d-1(b)(1)(ii)(G), is filing this Statement pursuant to Rule 13d-1(c) and not pursuant to Rule 13d-1(d). The identity and Item 3 classification of its relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.

Item 8.          Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

                 By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signatures


                 After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 12, 1999

                                        TRANSAMERICA CORPORATION



                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             Senior Vice President and Chief
                                             Investment Officer



                                        TRANSAMERICA INSURANCE CORPORATION
                                        OF CALIFORNIA



                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             Its Attorney-in-Fact



                                        TRANSAMERICA INVESTMENT SERVICES, INC.


                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             President and Chief Executive
                                             Officer



                                        TRANSAMERICA OCCIDENTAL LIFE INSURANCE
                                          COMPANY

                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             Chief Investment Officer

                 Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned, Transamerica Corporation, a Delaware corporation, Transamerica Insurance Corporation of California, a California corporation, Transamerica Occidental Life Insurance Company, a California corporation, and Transamerica Investment Services, Inc., a Delaware corporation, and each of them, hereby agree that the statement on Schedule 13G dated February 12, 1999, and any amendments thereto, are filed on behalf of each of them.


February 12, 1999

                                        TRANSAMERICA CORPORATION



                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             Senior Vice President and
                                             Chief Investment Officer



                                        TRANSAMERICA INSURANCE CORPORATION
                                        OF CALIFORNIA



                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             Its Attorney-in-Fact




                                        TRANSAMERICA INVESTMENT SERVICES, INC.


                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             President and Chief Executive
                                             Officer



                                        TRANSAMERICA OCCIDENTAL LIFE INSURANCE
                                          COMPANY

                                             /s/ RICHARD N. LATZER
                                        By _______________________________
                                             Richard N. Latzer
                                             Chief Investment Officer

                                   Exhibit A


                 Each of Occidental, TALIAC and TLIC Canada is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TALIAC and TICC Canada are wholly owned subsidiaries of Occidental, and Occidental is a wholly owned subsidiary of TICC.

                 TICC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Both TICC and TIS are wholly owned subsidiaries of Transamerica.

                 Note: Management of the affairs of subsidiaries of Transamerica, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13G by Transamerica is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by it of the shares of the Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution of shared voting or dispositive power is expressly disclaimed.